TIMMINS GOLD REPORTS Q1 2017 PRODUCTION

Q1 2017 HIGHLIGHTS

Gold production of 26,048 ounces, exceeding guidance of 20,000 ounces

Balance sheet strengthened with approximately $39 million in cash on-hand (March 31, 2017)

April 4, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report preliminary production results from its 100% owned San Francisco Mine in Sonora, Mexico for the Company’s first quarter (“Q1”) ended March 31, 2017. All results are presented in United States dollars (“US Dollars”) unless otherwise stated.

Commenting on the quarterly performance, Chief Executive Officer, Greg McCunn, said, “The San Francisco mine had a very strong first quarter of the year with gold production ahead of guidance due to operational improvements made in the crushing and leaching circuit resulting in better gold recovery and the initiation of a project to recover gold from a previously closed leach pad. While these improvements are expected to allow us to achieve the upper end of our annual guidance of 70,000 to 75,000 ounces for 2017, we are continuing to re-engineer our life-of-mine plan for San Francisco and expect to publish the updated plan this quarter. We are excited about the potential to improve upon the existing plan for 2018 to 2022.

Our balance sheet continued to strengthen with cash increasing by $5 million across the quarter to approximately $39 million at March 31st. We continue to invest the bulk of the cash flow from operations into advancing our high-grade, low cost Ana Paula Project in Guerrero, Mexico. With infill drilling and metallurgical testing largely complete, we anticipate a Pre-Feasibility Study with an updated Mineral Resource Estimate to be published this quarter”.

Mining and Processing (Three Months Ended March 31st)

Category	Units	Q1 2017	Q1 2016
Ore Processed	000 t	1,963,307	2,003,712
Average Grade Processed	g/t	0.48	0.62
Waste Mined	000 t	3,241,871	4,708,661
Total Mined	000 t	5,183,988	6,707,981
Strip Ratio	W:O	1.67	2.36
Gold Produced	oz	26,048	25,120
Silver Produced	oz	11,899	14,671

The mining operations at San Francisco continued to source ore from all three operating pits: San Francisco Main, La Chicharra and Las Barajitas. The final benches of Phase 4 of the San Francisco pit were being mined at the end of Q1 and increasing amounts of ore were mined from La Chicharra and Las Barajitas. Ore is expected to be fully sourced from these pits during the second and third quarters as waste stripping to prepare Phase 5 of the San Francisco pit takes place.

Crushing and heap leaching operations performed well during the quarter, with an average of 21,815 tonnes per day crushed and stacked. A new operating philosophy was implemented in the heap leaching circuit targeting increasing the tenor of the pregnant leach solution ahead of the ADR plant. As well, improvements in the crushing circuit resulted in a finer crush size reporting to the heap leach pads. While final metallurgical balances are still being compiled, these modifications resulted in improved recovery of gold and increased gold production as a result.

During the quarter an old heap leach pad (Pad #2) which had an inter-stage liner placed on it during its prior operating life was re-leached, resulting in approximately 1,500 ounces of previously isolated gold being recovered from the pad. The re-leaching is continuing in the second quarter and is expected to offset some of the production decline anticipated due to lack of ore availability in the San Francisco Main pit while Phase 5 pre-stripping takes place.

Sales and Revenue

All of the gold produced during the quarter had been sold by quarter end resulting in 26,048 ounces of sales. The average selling price realized was $1,232/oz resulting in $32.3 million in metal revenues. The Company had approximately $39 million in cash as at March 31, 2017, up from $33.9 million at December 31, 2016.

Three Months Ended March 31st

Category	Units	Q1 2017	Q1 2016
Gold Sold	oz	26,048	24,667
Realized Gold Price	$/oz	$1,232	$1,160

Technical Information & Qualified Person Notes:

This news release was reviewed and approved by Taj Singh, M.Eng, P.Eng, Vice-President of Engineering and Project Development of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and productionexclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

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